Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE HOLDERS

Subject: Verastem, Inc. Offer to Exchange Certain Outstanding Options for New Options

To: All Eligible Holders

Date: February 8, 2024

We are pleased to announce that Verastem, Inc. (“Verastem,” “we,” “us” or “our”) is commencing an Offer to Exchange Certain Outstanding Options for New Options (the “Exchange Offer”) today, Thursday, February 8, 2024. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for replacement stock options with modified terms. The terms of the Exchange Offer are described in detail in the Tender Offer Statement on Schedule TO and the related exhibits, including the Offer to Exchange Certain Outstanding Options for New Options (collectively, the “Offering Documents”), that has been filed with the U.S. Securities and Exchange Commission and may be accessed using the following link: Offering Documents and link to the Schedule TO. These materials will help you to understand the terms and conditions of the Exchange Offer and the related risks.

“Eligible Options” includes any outstanding stock option that has an exercise price equal to or greater than $15.00 per share, that vests based on continued service with us or based on the achievement of performance milestones (other than stock price hurdles) and that was granted under the 2012 Plan, the 2021 Plan or the Inducement Program; provided that any stock options non-employee directors hold as a result of their prior service to Verastem (whether as an employee, executive officer or otherwise) are not Eligible Options.

“Eligible Holders” includes employees, including our executive officers, and non-employee directors, who as of the date we grant New Options  in exchange for tendered Eligible Options promptly following the closing of the exchange period, are employees or non-employee directors of the Company and hold outstanding Eligible Options.

If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you “New Options” with modified terms, as described in the Offering Documents. If you hold more than one option grant that qualifies as an Eligible Option and elect to participate in the Exchange Offer, you must tender for exchange all of your Eligible Options; you will not be permitted to tender only a portion of your Eligible Options. The terms of your New Options, including the exercise price, term, vesting schedule and potential tax treatment, will be different than your Eligible Options, and in exchange for your receipt of such New Options, all corresponding Eligible Options will be irrevocably cancelled.

All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): StockOptionExchange@verastem.com.

Please carefully read all of the Offering Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, you must deliver your completed and signed Election Form indicating your decision to participate to the Exchange Account. If you later decide to withdraw your election, please deliver your completed and signed Notice of Withdrawal, a copy of which you can request by emailing StockOptionExchange@verastem.com.

If (a) any of your Eligible Options are currently treated as incentive stock options (“ISOs”) for U.S. federal income tax purposes, and we extend the Exchange Offer Program beyond the original expiration date of March 8, 2024, then your Eligible Options may cease to be treated as ISOs, unless you reject the Offer by the original expiration date on March 8, 2024. Therefore, if you do not plan to tender your Eligible Options in the Exchange Offer Program and you wish to avoid the possible impact on the ISO status of your Eligible Options that would result if we extend the expiration date beyond the original expiration date of March 8, 2024, you must expressly reject this Offer by completing and submitting the Election Form before 11:59 p.m., Eastern Time, on March 8, 2024.

The Exchange Offer will expire at 11:59 p.m., Eastern Time, on March 8, 2024 (the “Expiration Time”). We may extend this expiration date and time in our discretion, in which case references to the “Expiration Time” shall refer to any such extended date and time. If you would like to tender Eligible Options under the Exchange Offer, Verastem must receive your properly completed and signed Election Form by the Expiration Time. Similarly, if you would like to withdraw a prior election, Verastem must receive your Notice of Withdrawal by the Expiration Time.

We will be holding information sessions on the Exchange Offer on February 11, 2024, February 20, 2024, and March 5, 2024 . However, please understand that we cannot advise you on whether or not to participate in the Exchange Offer. Participation in the Exchange Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Verastem recommends that you consult your tax and financial advisors to address questions regarding your decision.

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at https://investor.verastem.com/financial-information/sec-filings or through the SEC website at www.sec.gov. Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offering Documents.